Exhibit 99.40

Black Mammoth Metals Provides Corporate Update and Outlines its Exploration Strategy, Property Portfolio and Claims Position

BMM: TSX-V

VANCOUVER, BC, April 16, 2026 /CNW/ - Black Mammoth Metals Corporation (TSXV: BMM) (OTC: LQRCF) (“Black Mammoth” or the “Company”) is pleased to provide shareholders with a corporate update outlining the Company’s exploration and capital allocation strategy, together with an overview of its mineral property portfolio and claims position in the western United States.

Corporate Strategy and Business Model

Black Mammoth is an exploration stage mineral company focused on building a broad, high quality portfolio of mineral properties with upside potential across established mining jurisdictions in the western United States. Our strategy is straightforward: identify prospective projects, apply careful technical and geological review, and advance the most compelling opportunities in a disciplined and capital efficient manner.

The Company acquires mineral properties through staking, direct purchase or option agreements with third party vendors. Once a property is acquired or staked, our team reviews historical work, public data and previous exploration results to understand the geological setting and potential. Where that initial review is encouraging, Black Mammoth may carry out early stage work such as geological mapping, sampling, geophysical surveys, including induced polarization, gravity and magnetic surveys, to further assess the opportunity.

As results come in, management evaluates where additional time, capital and technical effort can create the most value. Properties that continue to demonstrate strong technical merit may be advanced through additional exploration programs, while others are held at an early stage pending improved market conditions, new data or strategic consolidation. This measured, step by step approach seeks to allow the Company to manage exploration risk, maintain flexibility and focus resources where they matter most.

Property Classification

Given the size and breadth of its portfolio, Black Mammoth organizes its mineral interests based on their current relevance to the business. Properties that are central to the Company’s exploration focus and strategy are classified as “Core Properties”, while earlier stage holdings that are not presently a focus of active investment are classified as “Non Core Properties”.

As of the date of this release, Black Mammoth holds a 100 percent interest in 25 exploration stage mineral properties that the Company currently considers material to its business (collectively, the “Core Properties”), along with an additional 20 early stage mineral interests that are considered non material at this time (collectively, the “Non-Core Properties”).

Non Core Properties are generally maintained on a holding basis and are selectively revisited, as new geological data, technical results or strategic opportunities emerge, if further exploration is deemed warranted. Where results or circumstances support further advancement, these properties may be reclassified as Core Properties and prioritized within the exploration portfolio.

This structure allows Black Mammoth to pursue a wide range of opportunities while remaining focused and disciplined in how capital and technical resources are deployed. As a result, the Company has assembled a diversified exploration portfolio spanning multiple commodities and jurisdictions, supported by a consistent, technically driven approach to project evaluation and advancement.

Property Portfolio Overview

The Company’s property portfolio is principally focused in Nevada, and also located in Arizona, Idaho, Utah, California, New Mexico and Oregon. The primary commodities targeted across the Company’s portfolio include gold, silver, copper, lead and rare earth elements.

Currently, Black Mammoth’s claims position consists of approximately 2,700 unpatented lode mining claims located on lands administered by the United States Bureau of Land Management and the United States Forest Service, together with six patented mining claims and one U.S. state mining lease.

The Company’s total claims position covers approximately 20,257 hectares, or approximately 55,000 acres.

Core Properties

For reference purposes only, the Company’s current Core Properties include the following exploration projects. Inclusion in this list does not imply development status, economic viability or future advancement beyond the Company’s stated exploration strategy.

Core Properties - 25	County	State

Island Mountain District Coleman Canyon Gold St. Elmo Gold Diamond Jim-Ag, Pb, Zn, Sb	Elko	NV

Callaghan District Cottonwood and Rast Gold Charlie Gold North Callaghan Gold	Lander	NV

South Ravenswood District Raven Gold Happy Cat Gold Tom’s Pediment Gold-Silver	Lander	NV

Quito Gold	Lander	NV
America Mine Gold	San Bernardino	CA
Leadore – Ag, Pb, Rare Earths	Lemhi	ID
Amador Silver	Lander	NV
Mustang Gold-Silver	Nye	NV
Coal Canyon Gold	Pershing	NV
East Reveille Gold	Nye	NV
West Reveille Silver	Nye	NV
Gallinas Rare Earths	Lincoln	NM
Clover High-Grade Gold	Elko	NV
Blanco Creek Gold-Silver	Idaho	ID
Big Bear Copper	Gila	AZ
Ramsey Silver	La Paz	AZ
Zulu Gold	Gila	AZ
Northern Star Copper	La Paz	AZ
Cupz Gold	Esmeralda	NV

As Black Mammoth continues to grow its footprint, the Company regularly reviews new early stage mineral opportunities through staking and targeted acquisitions. These opportunities are evaluated with the same disciplined, technical approach that underpins the Company’s broader strategy, and are advanced as warranted based on results and strategic fit.

This update reflects how Black Mammoth builds, evaluates and advances its exploration portfolio. As projects progress, future technical updates, exploration results and financing announcements will align with the strategy and approach described above.

Qualified Person

Mark J. Abrams, CPG #11451, a Qualified Person as defined under National Instrument 43-101 – Standards of Disclosure for Mineral Projects and director of Black Mammoth, has reviewed and approved the technical content in this release.

On behalf of the board,

“Dustin Henderson”

Dustin Henderson, BBA

President & CEO

This press release contains forward-looking statements and forward-looking information (collectively, “forward looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein are forward-looking statements. Forward-looking statements are typically identified by words such as believe, expect, anticipate, intend, estimate, postulate and similar expressions or are those which, by their nature, refer to future events. Although the Company believes that such statements are reasonable, there can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward-looking statements. Trading in the securities of the Company should be considered highly speculative. All the Company’s public disclosure filings may be accessed via www.sedarplus.ca and readers are urged to review these materials, including any technical reports filed or disclosed on the Company’s website related to the Company’s mineral properties.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Black Mammoth Metals Corp

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For further information: Black Mammoth Metals Corporation, Phone: 604 347 9101, Email: blackmammothmetals@gmail.com, Website: www.blackmammothmetals.com

CO: Black Mammoth Metals Corp

CNW 09:00e 16-APR-26